Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

April 3, 2023

Item 3 News Release

The press release attached as Schedule “A” was released on April 3, 2023 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

April 3, 2023

SCHEDULE “A”

DIGIHOST ANNOUNCES 2022 YEAR END FINANCIAL RESULTS

AND PROVIDES OPERATIONAL UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Houston, TX – April 3, 2023 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S.-based blockchain technology and computer infrastructure company, is pleased to provide a summary of the Company’s audited financial results for the year ended December 31, 2022 (all amounts in U.S. dollars, unless otherwise indicated), and a 2023 year-to-date update on operations. The Company’s audited financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2022 have been filed and made accessible under the Company’s continuous disclosure profile on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com.

Michel Amar, Chairman and CEO of Digihost, commented, “We are very pleased to report that, despite a challenging economy, the Company has reported positive earnings per share for 2022. During the past year we acquired and successfully completed the build-out of our new mining facility in Alabama, worked to optimize existing operations, and improved our financial flexibility by significantly reducing debt on our balance sheet. With the Company’s recently completed acquisition of a 60 MW power plant in North Tonawanda, NY, Digihost is well positioned to substantially increase its hashing power in 2023. The Company continues to seek out strategic opportunities to grow its computing power through access to clean and renewable sources of power, consistent with Digihost’s stated objective of fostering environmentally and socially responsible development.”

Highlights the year ended December 31 Fiscal 2022 are as follows:

●	Revenue of $24.19 million, with the Company’s mining operations producing 60% more Bitcoin (“BTC”) than in the prior year;

●	Net income of $4.33 million ($0.16 per share), which compared to a net loss of $3.13 million (-$0.14 per share) for the year ended December 31, 2021;

●	EBITDA* of $13.74 million, an increase of 394% over 2021;

●	Total assets of $52.60 million;

●	Cash and cash equivalents of $4.65 million as at December 31, 2022;

●	Property, plant, and equipment consisting primarily of the Company’s BTC miners and mining equipment of $41.81 million;

●	Working capital of $2.87 million at year-end;

●	Total liabilities of $5.42 million as at December 31, 2022, a decrease of 87% over the previous year end; and

●	Basic (and diluted) net income per share: $0.16, an increase of 214% compared to December 31, 2021.

	Year Ended
(U.S.$ in thousands except per share data)	December 31 2022	December 31 2021
Revenue from digital currency mining	24,190	24,952
Cost of sales	(20,278)	(10,542)
Depreciation and amortization	(10,709)	(3,281)
Gross profit (loss)	(6,797)	11,129
General and administrative and other expenses	(8,352)	(10,646)
Gain on sale of property, plant, and equipment	1,141	1,552
Loss on settlement of debt	(294)	(390)
Foreign exchange	3,973	359
Gain (loss) on disposition of cryptocurrencies	(11,574)	291
Loss on digital currency option calls	(1,950)	-
Other Income (expense)	(51)	98
Change in fair value - Miner Lease Agreement	1,693	529
Loss on revaluation of digital currencies	(3,257)	-
Impairment of goodwill and data miners	(2,817)	-

Operating income (loss)	(28,285)	2,923
Revaluation of warrant liabilities	32,010	1,551
Private placement issuance costs	(695)	(4,973)
Net financial expenses	(238)	(333)
Net income (loss) before income taxes	2,792	(832)
Income tax expense	-	(127)
Deferred tax (expense) recovery	1,537	(2,173)
Net income (loss) for the year	4,329	(3,132)
Foreign currency translation adjustment	(3,659)	48
Revaluation of digital currency, net of tax	(3,706)	1,724
Total comprehensive income (loss) for the year	(3,036)	(1,360)
Basic and diluted income (loss) per share	0.16	(0.14)
Weighted average number of subordinate voting shares outstanding – diluted	27,221,284	21,781,806

* EBITDA – NON-GAAP MEASURE

EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. EBITDA is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition related costs. Management believes EBITDA is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

The table below provides a reconciliation of net income to EBITDA for the fiscal years ended December 31, 2022 and 2021.

	Year ended Dec 31
	2022	2021
Net income (loss) before other items	$4,329	$(3,132)
Taxes and net financial expenses	(1,299)	2,633
Depreciation	10,709	3,281
EBITDA	13,739	2,782

The Company achieved significant milestones during 2022:

●	Closed approximately CAD$13.3 million in equity financings;

●	Acquired 25 acres of land in North Carolina in conjunction with ongoing negotiations to access a 200MW power infrastructure program that would be expected to be completed and ready for operation by the end of 2024;

●	Purchased property in Alabama to expand the Company’s operational capacity. The site consists of approximately 160,000 square feet of office and industrial warehouse space with initial access to 28 MW of power with a total capacity of up to 55 MW;

●	The Alabama Phase 1 build-out was completed on schedule and on budget and began mining operations in Q4 2022;

●	Repaid in full a $10 million secured loan facility; and

●	Increased the Company’s BTC mined by 313 BTC during 2022 to a total of 832 BTC for the year ended December 31, 2022.

The momentum generated by Digihost during 2022 has continued into the first quarter of 2023. To-date, achievements of the Company in 2023 are the following:

●	The Company mined approximately 182 BTC during Q1;

●	Digihost acquired approximately 1,700 high performance BTC miners in Q1;

●	The Company completed an all-cash acquisition of a 60 MW power plant in North Tonawanda, NY. Following the acquisition, Digihost’s current operating capacity is close to 100MW representing approximately 2 EH of computing power;

●	The Company is currently mining at a rate of approximately 2 BTC per day. Assuming a continuation of the current level of network difficulty, the Company expects to produce approximately 6 BTC per day during Q2 2023 as a result of the installation of the above-mentioned miners and increasing current hashing power from approximately 700PH to 2EH;

●	Of the Company’s 2EH of hashing power, approximately 1.25 EH will be self-mined and approximately 750 PH under JV hosting partnerships;

●	Outside of normal course trade payables and short-term amounts owed, Digihost remains debt free with the exception of approximately $0.8 million of mortgage debt secured by its Alabama facility; and

●	Consistent with management’s commitment to avoid equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production during tto fully fund its energy costs.

Outlook

Digihost’s strategic growth plan is to continue to diversify its mining operation while accessing clean sources of energy. The Company will execute on this plan by expanding its current operational footprint in New York and Alabama and is working towards accessing power and building infrastructure in North Carolina by the end of 2024 that would lead to an increase in the Company’s hashing power by approximately 4EH.

Monthly Production Highlights for March 2023

●	Mined approximately 72 BTC during the month, an increase of 57% compared to the previous month;

●	Of the 72 BTC mined, approximately 56 were self-mined with the remainder under JV hosting partnerships;

●	The Company held cash, BTC and cash deposits of approximately $3.0 million as of March 31, 2023.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through September 30, 2022, the Company issued 2,100 subordinate voting shares at an average share price of $1.18. During the three months ended December 31, 2022, the Company did not issue any subordinate voting shares pursuant to the ATM Program.

Subsequent to year-end through March 31, 2023, the Company issued 233,466 subordinate voting shares in exchange for gross proceeds of $380,590, at an average share price of approximately $1.63, and received net proceeds of $365,463 million after paying commissions of $11,417 to the Agent and incurring $3,709 of other transaction fees.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company: ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant: a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com and www.sec.gov/edgar. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.